UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 5

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINCARE HOLDINGS INC.

(Name of Subject Company (Issuer))

LINDE US INC.

(Offeror)

A Wholly Owned Indirect Subsidiary of

LINDE AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

Solms Wittig

Linde AG

Klosterhofstrasse 1

80331 Munich

Germany

+49-89-35757-01

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard Hall, Esq.

Mark I. Greene, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,587,363,169.00	$411,111.82

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 86,442,486 shares of Lincare Holdings Inc. common stock (representing the shares of common stock outstanding as of June 29, 2012) by $41.50 per share, which is the offer price.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $411,111.82	Filing Party: Linde AG and Linde US Inc.
Form of Registration No.: Schedule TO	Date Filed: July 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Linde US Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 11, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of Lincare Holdings Inc., a Delaware corporation (the “Company”), at a price of $41.50 per Share, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“At 12:00 midnight, New York City time, on Tuesday, August 7, 2012, the Offer expired as scheduled. The Offer was not extended. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 73,441,467 Shares were validly tendered and not withdrawn, representing approximately 83.87% of the Shares outstanding. As a result, the Minimum Condition has been satisfied. The Depositary has also advised Purchaser that it has received commitments to tender 9,393,638 additional Shares under the guaranteed delivery procedures described in the Offer to Purchase, representing approximately 10.73% of the Shares outstanding. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment.

In accordance with the Merger Agreement, on August 8, 2012, after Purchaser accepted for payment Shares pursuant to the Offer, Parent designated for appointment the following individuals to the Company Board: Jens Luehring, Patrick F. Murphy, Bjoern Schneider and Mark D. Weller. The Company Board subsequently appointed such persons to the Company Board on August 8, 2012.

Parent intends to consummate the Merger pursuant to the terms of the Merger Agreement. The Merger Agreement provides, among other things, that, subject to certain conditions, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned indirect subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $41.50 in cash, subject to any required withholding of taxes and without any interest thereon, which is the same amount per Share that was paid in the Offer, except for (i) Shares owned by Parent or Purchaser and Shares owned by the Company as treasury stock, which will be cancelled and will cease to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which will be converted into and become shares of common stock of the surviving corporation, and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the DGCL. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(M)	Joint Press Release issued by Linde AG and Lincare Holdings Inc. on August 8, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDE AG

By	/s/ Solms Wittig

Name:	Solms Wittig
Title:	Chief Legal Officer

By	/s/ Tim Husmann

Name:	Tim Husmann
Title:	Head of Mergers and Acquisitions

LINDE US INC.

By	/s/ Jens Luehring

Name:	Jens Luehring
Title:	Chief Financial Officer

Signature Page to Amendment No. 5 to Schedule TO

Exhibit Index

Exhibit	Exhibit Name

(a)(5)(M)	Joint Press Release issued by Linde AG and Lincare Holdings Inc. on August 8, 2012.*

*	Filed herewith